UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2011 (Report No. 2)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    N/A

CONTENTS

The condensed financial statements attached to the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438, and (ii) the Registrant’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

Exhibit 99.1	Press Release: Orckit Communications Reports 2011 Second Quarter Results, dated August 23, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                  ORCKIT COMMUNICATIONS LTD.

Date: August 23, 2011                                                                           By:/s/ Adam M. Klein
               Adam M. Klein for Izhak Tamir,
               President, pursuant to authorization

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press Release: Orckit Communications Reports 2011 Second Quarter Results, dated August 23, 2011.